UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                  to
Commission file number: 001-38842

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Disney Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Walt Disney Company
500 South Buena Vista Street, Burbank, California 91521
(818) 560-1000

DISNEY SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2023 AND 2022

*The financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

**Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are either not applicable or have been filed directly with the Department of Labor as part of the Master Trust filing.

Report of Independent Registered Public Accounting Firm

To the Investment and Administrative Committee of The Walt Disney Company Sponsored Qualified Benefit Plans and Key Employees Deferred Compensation and Retirement Plan and Participants of the Disney Savings and Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Disney Savings and Investment Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Los Angeles, California
June 20, 2024

We have served as the Plan’s auditor since 2020.

DISNEY SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
	2023	2022
Assets
Plan’s share of the net assets of the Disney Savings Plan Master Trust at fair value	$11,028,819	$9,507,843

Receivables:
Notes receivable from participants	75,588	73,334
Company contributions	7,199	7,453
Total receivables	82,787	80,787

Net assets available for benefits	$11,111,606	$9,588,630

The accompanying notes are an integral part of these financial statements.

DISNEY SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the Year Ended
December 31, 2023

Plan’s share of net investment income of the Disney Savings Plan Master Trust	$1,630,220

Interest income on notes receivable from participants	4,038

Contributions:
Participant	581,106
Company	105,007
686,113

Deductions from net assets attributed to:
Benefits paid to participants	(802,320)
Administrative expenses	(778)
(803,098)

Net increase before transfers	1,517,273
Transfer of assets into Plan (Note 1)	5,703

Net assets available for benefits:
Beginning of year	9,588,630

End of year	$11,111,606

The accompanying notes are an integral part of these financial statements.

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.Description of the Plan

General
The Walt Disney Company (the “Company”) maintains the Disney Savings and Investment Plan (the “Plan”), which is a defined contribution plan intended to provide participating employees the opportunity to accumulate retirement funds through a tax-deferred contribution arrangement pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the “Code”). In addition to the Code, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). This Plan is also an Employee Stock Ownership Plan (“ESOP”), which is intended to comply with Section 4975(e)(7) of the Code. The ESOP provides employees the opportunity to participate in the performance, both positive and negative, of Company common stock. The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Effective October 2023, a portion of the BAMTech Retirement Saving and Investment Plan (the “BAMTech Plan”) was merged into the Plan and assets totaling $5,703,015 were transferred to the Plan. The portion of the participants’ accounts that is attributable to allocations made under the BAMTech Plan prior to October 2023 will, in general, continue to be subject to the terms of the BAMTech Plan.

Administration of the Plan
The Investment and Administrative Committee of The Walt Disney Company Sponsored Qualified Benefit Plans and Key Employees Deferred Compensation and Retirement Plan (the “Committee” or “Plan Administrator”) administers the Plan, interprets its provisions and resolves all issues arising in the administration of the Plan.

The assets of the Plan are administered under a trust agreement between the Company and Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Pursuant to the trust agreement, Fidelity executes the day-to-day activities of trust administration.

Administrative expenses of the Plan may be paid from the assets of the Plan unless the Company, at its discretion, pays such expenses. Investment expenses incurred by the investment funds are charged to the respective funds.

Participation
The Plan is for eligible employees of the Company and certain of its subsidiaries after 90 days of service. Eligible employees are automatically enrolled in the Plan at a contribution rate of 4% of eligible pay, and this contribution rate automatically increases by 1 percentage point each year, up to a maximum percentage of 10%, unless a participant affirmatively elects otherwise. Employees who were auto-enrolled may withdraw their tax deferred contributions within 90 days of their 1st contribution. For employees hired or rehired on or after January 1, 2024, eligible employees are immediately automatically enrolled in the Plan at a contribution rate of 6% of eligible compensation, and this contribution rate automatically increases by 1 percentage point each year, up to a maximum percentage of 15%, unless a participant affirmatively elects otherwise.

The Plan accepts direct cash rollovers from other qualified plans or individual retirement accounts (“IRA”) regardless of whether the eligible employee has met the 90-day service requirement.

Contributions
Participants are permitted to make pre-tax contributions or after-tax Roth contributions or a combination of both in whole percentages, up to 50% of their base compensation, through payroll deductions. A participant’s total pre-tax contributions, after-tax Roth 401(k) contributions and the Company’s matching contributions, in any Plan year, cannot exceed the limits provided under Section 402(g) and Section 415 of the Code.

Generally, once the participant reaches one year of service, the Company will begin making matching contributions in the amount of the lesser of 2% of eligible compensation or 50% of employee contributions. The Company may change the level of matching contributions or cease making matching contributions.

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Income earned on participant pre-tax contributions and Company contributions to the Plan is not taxable for federal or state income tax purposes until withdrawn from the Plan. Income earned on Roth 401(k) contributions is not taxable if distributed in a qualified distribution. A Roth 401(k) withdrawal is considered a qualified distribution if five taxable years have passed since a participant’s first contribution and the withdrawal is attributable to the participant’s attainment of age 59½, disability or death.

Participant accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of Plan earnings. To the extent that the Plan’s administrative expenses are not paid by the Company, participant accounts may be charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the amount in the participant’s account.

Vesting
Participants are fully vested immediately in all contributions, including the Company’s matching contributions, and all earnings thereon.

Investments
The Plan’s investments are held in the Disney Savings Plan Master Trust (the “Master Trust”). There are a number of investment fund options available to participants. The participants direct their individual contributions and Company matching contributions in these investment funds. Participants may elect to change the investment of their contributions or to transfer all or part of their account balances among the various investment funds in increments of 1%. If the participant makes no election, contributions are made into the BTC Lifepath Fund with a target date closest to the participant’s 65th birthday.

Benefits, Distributions and Withdrawals
A participant’s entire account balance, adjusted for investment gains or losses, is available for immediate distribution upon termination of employment. Distributions are made in cash or participants can elect to receive any part of their Disney Stock Fund accounts in the form of Company common stock plus cash for any fractional shares. Participants’ account balances under $1,000 are automatically distributed within 60 days following the participant’s termination date (or on a future date if the fair market value of the account balance falls below $1,000), less 20% for federal tax withholding, unless the participant elects to rollover the distribution into an IRA or another qualified plan. Participants with account balances of $1,000 ($7,000 effective January 1, 2024) or more may elect a distribution at any time following termination of employment. Effective January 1, 2024, for terminated participants with account balances between $1,000 and $7,000, the Plan Administrator will distribute the participant’s balance in a direct rollover to an IRA designated by the Plan Administrator, unless the participant elects to rollover their balance into another eligible retirement plan. All amounts are to be distributed in accordance with the minimum required distribution provisions of the Code.

In-service withdrawals, up to 100% of the participant’s account, are available after reaching age 59½. Hardship withdrawals are limited to the amounts necessary to satisfy a financial hardship and will be made if the Committee, or its delegate, determines that the reason for the hardship complies with applicable requirements under the Code and the Plan.

Voting Rights for the Disney Stock Funds
Each participant has the right to direct the Trustee concerning the participants’ shareholder rights, such as voting rights or tender offers. An appointed independent fiduciary will vote the shares if a participant does not give specific voting instructions to the Trustee. If an independent fiduciary is not appointed in a particular year or does not give the Trustee timely direction, the Trustee will vote those shares in the same proportion it has received instructions from other participants. If the Trustee does not receive specific tender offer instructions from a participant, the Trustee will not tender those shares.

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Notes Receivable from Participants
Participants are permitted to borrow from their accounts subject to certain limitations and conditions established to comply with the current requirements of the Code. All notes made by participants are secured by their accounts with a right of offset. Participants may borrow up to 50% of their vested account balance not to exceed $50,000 in any consecutive twelve-month period. The minimum amount of each note is $1,000, and a participant may only have one note outstanding.

Notes may have a term of up to five years. However, the term can be extended to thirty years if the note is used to acquire or construct a principal residence of the participant. The interest rate on notes is equal to the prime rate on the date of issuance plus 1%. Note payments, including interest, are credited to the participant’s account.

Plan Amendment or Termination
The Company reserves the right to amend or modify the provisions of the Plan. Although the Company expects to continue the Plan indefinitely, the Company, with the approval of its Board of Directors, may terminate the Plan for any reason. If the Plan is terminated, each participant will receive, as prescribed by ERISA and its related regulations and in the form and manner determined by the Committee, a payment equal to the value of the participant’s account balance at the time of liquidation.

2.     Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks, which can include increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition
Shares in registered investment companies and collective investment trusts are valued at the net asset value of shares held by the Plan at year end. The Disney Stock Funds are valued at the year-end quoted market price of Company common stock. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Investment Income/Loss
The Plan’s share of the Master Trust’s net investment income recorded in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses on sales, dividends and unrealized appreciation or depreciation on investments.

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There are no allowances for credit losses as delinquent participant notes are reclassified as distributions based upon the terms of the Plan document and the Code.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Administrative expenses paid by the Company on behalf of the Plan are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the net change in the fair value of investments.

3.     Income Taxes

On March 12, 2018, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) indicating that the Plan qualifies under the appropriate sections of the Code and is therefore exempt from income taxes under Section 501(a) of the Code. The Plan has been amended since the March 12, 2018 favorable determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress.

4.     Party-in-Interest and Related Party Transactions

Under ERISA rules related to 401(k) plans, transactions with related parties of the Plan such as a sponsor, administrator, trustee or participant (Parties-in-Interest) are considered either exempt or non-exempt from ERISA prohibited transaction provisions. Non-exempt transactions are subject to penalty taxes.

During the year ended December 31, 2023, the Plan had the following exempt party-in-interest transactions:
•Certain Plan investments are shares of registered investment companies managed by Fidelity, who is the Trustee of the Plan.
•The Plan paid fees to the Trustee totaling $778,491.
•The Company paid certain administrative expenses on behalf of the Plan totaling $1,311,071. In addition, the Plan incurred administrative expenses of $296,036 pertaining to the year ended December 31, 2023, which were paid by the Company in 2024.
•Participants borrowed $32,761,757 and made principal repayments of $30,474,770.
•The Plan allows participants to invest in Company common stock through the Disney Stock investment funds. The Plan recognized dividend income of $3,360,155 included within “Plan’s share of net investment income of the Disney Savings Plan Master Trust” in the Statement of Changes in Net Assets Available for Benefits. In addition, the dividend income receivable from the Company was $3,360,155 and $0 at December 31, 2023 and December 31, 2022, respectively and included within “Plan’s share of the net assets of the Disney Savings Plan Master Trust at fair value” in the Statement of Net Assets Available for Benefits.

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

5.     Investment in Disney Savings Plan Master Trust

The Plan’s investments and certain assets are held in the Master Trust, which also includes the investments and certain assets of the Disney Hourly Savings and Investment Plan, the Disney Retirement Savings Plan and the 21st Century Fox America Consolidated Savings Plan, which are other defined contribution plans sponsored by the Company. Assets of the Master Trust are allocated to the participating plans according to the investment elections of participants within each plan. Investment income (losses) of the Master Trust for the year ended December 31, 2023 were allocated based upon each Plan’s specific interest within each of the investment funds held by the Master Trust. For the year ended December 31, 2023, the Master Trust’s purchases and sales of Company common stock were $69,525,962 and $110,881,235, respectively.

Investments held and payables owed by the Master Trust are as follows (in thousands):

	December 31,
	2023	2022
Investments, at fair value:
Disney Stock Funds	$1,119,955	$1,116,957
Registered Investment Companies	2,065,515	1,919,423
Collective Investment Trusts	10,235,892	8,305,955
Total investments at fair value	13,421,362	11,342,335
Dividends receivable	3,724	—
Payables	(400)	(327)
Total	$13,424,686	$11,342,008

The Plan’s share of the Master Trust’s investments and payables is as follows (in thousands):

	December 31,
	2023	2022
Investments, at fair value:
Disney Stock Funds	$1,010,197	$1,013,951
Registered Investment Companies	1,839,919	1,717,197
Collective Investment Trusts	8,175,605	6,776,916
Total investments at fair value	11,025,721	9,508,064
Dividends receivable	3,360	—
Payables	(262)	(221)
Total	$11,028,819	$9,507,843

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

The changes in net assets for the Master Trust for the year ended December 31, 2023 are as follows (in thousands):

Dividends	$52,687
Net appreciation in fair value of investments	1,918,831
Net investment income	1,971,518
Net assets transferred from the BAMTech Plan	6,421
Contributions received, benefits paid and other, net	104,739
Increase in net assets	2,082,678
Net assets:
Beginning of year	11,342,008
End of year	$13,424,686

6.     Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and is generally classified in one of the following categories:

•Level 1 – Quoted prices for identical instruments in active markets
•Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets
•Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Investments that are valued using the net asset value per share practical expedient are not classified in the fair value hierarchy.

The Master Trust’s investments measured at fair value are summarized in the following tables by fair value measurement Level (in thousands):

	Investments at Fair Value at December 31, 2023
	Level 1	Total
Disney Stock Funds	$1,119,955	$1,119,955
Registered Investment Companies	2,065,515	2,065,515
Total investments in the fair value hierarchy	$3,185,470	3,185,470
Collective Investment Trusts		10,235,892
Total investments at fair value		$13,421,362

DISNEY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

	Investments at Fair Value at December 31, 2022
	Level 1	Total
Disney Stock Funds	$1,116,957	$1,116,957
Registered Investment Companies	1,919,423	1,919,423
Total investments in the fair value hierarchy	$3,036,380	3,036,380
Collective Investment Trusts		8,305,955
Total investments at fair value		$11,342,335

Collective investment trusts are valued using the net asset value per share practical expedient. The collective investment trusts invest in domestic and international/global equity and debt securities, securities of publicly traded real estate companies, fixed income investments and/or cash equivalents. The Master Trust’s investments in collective investment trusts are purchased and sold on a daily basis and are not subject to restrictions regarding participant redemptions. In addition, there are no unfunded commitments to the collective investment trusts. The Master Trust is required to provide the manager of the collective investment trusts with 30 days’ notice prior to exiting these funds.

7.     Subsequent Events

The Plan Administrator has evaluated subsequent events through June 20, 2024, the date the financial statements were issued, and made any necessary adjustments and disclosures, as applicable.

DISNEY SAVINGS AND INVESTMENT PLAN
EIN: 95-4545390, Plan: 011
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Disney Savings Plan Master Trust	Master Trust Investment Account	$11,028,819,157
*	Notes receivable from participants	Notes mature between January 2024 and December 2053 with interest rates that range from 4.25% to 9.50%.	$75,588,446

* A party-in-interest for which a statutory exemption exists.

The Walt Disney Company
Index to Exhibits

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm - Moss Adams LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Disney Savings and Investment Plan
(Name of Plan)

By:	/s/ Brent A. Woodford
(Brent A. Woodford, Member of the Investment and Administrative Committee, Executive Vice President - Controllership, Financial Planning and Tax, The Walt Disney Company)
June 20, 2024
Burbank, California